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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                         For the month of December, 2000





                          TRANSATLANTIC PETROLEUM CORP.


                             340 - 12th Avenue S.W.
                                   Suite 1550
                            Calgary, Alberta T2R 1L5
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F    X            Form 40-F
                              -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                             No    X
                        -----                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
N/A
----

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   TRANSATLANTIC PETROLEUM CORP.
                                                           (Registrant)

Date:  December 29, 2000                           By:  "SCOTT C. LARSEN"
                                                      -------------------
                                                   Name:    Scott C. Larsen
                                                        ------------------------
                                                   Title:   Acting CFO
                                                         -----------------------


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                                  EXHIBIT INDEX


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              EXHIBITS                                          DESCRIPTION
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
                 1                       Press Release issued by TransAtlantic Petroleum Corp. on
                                         December 19, 2000.

                 2                       Press Release issued by TransAtlantic Petroleum Corp. on
                                         December 27, 2000.

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6-K form 12-27-00 press release                       2